FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 27, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Tenaris’s press release announcing the following “Tenaris extends term of NKKTUBES joint venture agreement through 2030”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris extends term of NKKTUBES joint venture agreement through 2030

Luxembourg, May 23, 2014 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today the successful completion of the renegotiation of its joint venture agreement with JFE Steel Corporation for the governance and operation of NKKTUBES. NKKTUBES is a leading Japanese seamless steel pipe manufacturer that produces a wide range of carbon, alloy and stainless steel pipes for the domestic and export markets. Tenaris holds a 51% interest in NKKTUBES, while JFE Steel Corporation holds the remaining 49%.

The joint venture agreement, which was due to expire on July 31, 2015, will now run through July 31, 2030. JFE Steel Corporation will continue to supply steel billets and other essential inputs and services to NKKTUBES under existing supply agreements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.